Exhibit 99.1

Leju Reports First Quarter 2019 Results

BEIJING, May  28, 2019 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                      Total revenues increased by 35% year-on-year to $110.4 million.

•                      Revenues from e-commerce services increased by 44% year-on-year to $76.8 million.

•                      Revenues from online advertising services increased by 22% year-on-year to $33.2 million.

•                      Loss from operations was $19.1 million, a decrease of 39% from $31.5 million for the same quarter of 2018.

•                      Non-GAAP1 loss from operations was $15.3 million, a decrease of 43% from $27.1 million for the same quarter of 2018.

•                      Net loss attributable to Leju Holdings Limited shareholders was $13.5 million, or $0.10 loss per diluted American depositary share (“ADS”), a decrease of 35% from $20.9 million, or $0.15 loss per diluted ADS, for the same quarter of 2018.

•                      Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $10.6 million, or $0.08 loss per diluted ADS, a decrease of 39% from $17.3 million, or $0.13 loss per diluted ADS, for the same quarter of 2018.

“We’re pleased to announce that Leju delivered strong top line growth in our online advertising and e-commerce businesses in the first quarter,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “The substantial market recovery we have seen so far in 2019 has driven increased developer demand for marketing services. We further solidified our leading position in e-commerce business by increasing the number of our projects significantly in the first quarter, which is a result of our top-down approach strategy and quick response to market changes. Our ‘New Media’ strategy further enhanced Leju’s media influence and laid a solid foundation for sustainable growth in our online advertising business. In addition, we continued to improve operational efficiency and streamline our cost structure following our return to profitability last year. Going forward, we will continue to focus on market expansion, product innovation, and organizational optimization, as we strive to improve profitability.”

First Quarter 2019 Results

Total revenues were $110.4 million, an increase of 35% from $81.5 million for the same quarter of 2018, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $76.8 million, an increase of 44% from $53.5 million for the same quarter of 2018, primarily due to an increase in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $33.2 million, an increase of 22% from $27.1 million for the same quarter of 2018, primarily due to an increase in property developers’ demand for online advertising.

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from listing services were $0.4 million, a decrease of 56% from $0.9 million for the same quarter of 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $23.5 million, an increase of 26% from $18.7 million for the same quarter of 2018, primarily due to increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $106.0 million, an increase of 11% from $95.2 million for the same quarter of 2018, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $19.1 million, a decrease of 39% from $31.5 million for the same quarter of 2018. Non-GAAP loss from operations was $15.3 million, a decrease of 43% from $27.1 million for the same quarter of 2018.

Net loss was $13.6 million, a decrease of 36% from $21.3 million for the same quarter of 2018. Non-GAAP net loss was $10.6 million, a decrease of 40% from $17.7 million for the same quarter of 2018.

Net loss attributable to Leju Holdings Limited shareholders was $13.5 million, or $0.10 loss per diluted ADS, a decrease of 35% from $20.9 million, or $0.15 loss per diluted ADS, for the same quarter of 2018. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $10.6 million, or $0.08 loss per diluted ADS, a decrease of 39% from $17.3 million, or $0.13 loss per diluted ADS, for the same quarter of 2018.

Cash Flow

As of March 31, 2019, the Company’s cash and cash equivalents balance was $137.9 million.

First quarter 2019 net cash used in operating activities was $11.7 million, primarily comprised of non-GAAP net loss of $10.6 million and an increase in accounts receivable and contract assets of $10.3 million, partially offset by an increase in amounts due to related parties of $5.2 million, an increase in advance from customer of $2.5 million and a decrease in customer deposits of $1.4 million.

Business Outlook

The Company estimates that its total revenues for the second quarter of 2019 will be approximately $150 million to $160 million, which would represent an increase of approximately 22% to 30% from $122.7 million in the same quarter in 2018. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on May 28, 2019 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until June 5, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	5549295

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	March 31,
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	147,263	137,899
Accounts receivable, net	102,697	111,654
Contract assets	2,137	733
Marketable securities	2,467	3,213
Prepaid expenses and other current assets	8,621	8,654
Customer deposits	10,672	9,262
Amounts due from related parties	6,695	5,257
Total current assets	280,552	276,672
Property and equipment, net	14,058	15,528
Intangible assets, net	57,401	54,221
Right-of-use assets[2]	—	35,894
Investment in affiliates	63	52
Deferred tax assets	62,356	63,557
Other non-current assets	2,297	1,246
Total assets	416,727	447,170

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	803	2,138
Accrued payroll and welfare expenses	30,628	28,718
Income tax payable	58,030	54,656
Other tax payable	12,675	13,734
Amounts due to related parties	3,477	8,726
Advances from customers	26,873	29,386
Lease liabilities, current[2]	—	7,924
Accrued marketing and advertising expenses	14,896	14,053
Other current liabilities	12,999	12,897
Total current liabilities	160,381	172,232
Lease liabilities, non-current[2]	—	27,950
Deferred tax liabilities	14,780	15,065
Total liabilities	175,161	215,247

Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2018 and March 31,2019, respectively	136	136
Additional paid-in capital	792,626	793,202
Accumulated deficit	(528,825)	(542,316)
Accumulated other comprehensive loss	(19,848)	(16,481)
Total Leju Holdings Limited shareholders’ equity	244,089	234,541
Non-controlling interests	(2,523)	(2,618)
Total equity	241,566	231,923
TOTAL LIABILITIES AND EQUITY	416,727	447,170

2  In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with a term of more than 12 months. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and the financial statements for the comparative period has not been restated.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2018	2019
Revenues
E-commerce	53,470	76,849
Online advertising	27,130	33,179
Listing	923	405
Total revenues	81,523	110,433
Cost of revenues	(18,675)	(23,538)
Selling, general and administrative expenses	(95,178)	(105,977)
Other operating income	830	22
Loss from operations	(31,500)	(19,060)
Interest income	287	383
Other income, net	2,837	597
Loss before taxes and loss from equity in affiliates	(28,376)	(18,080)
Income tax benefit	7,117	4,539
Loss before loss from equity in affiliates	(21,259)	(13,541)
Loss from equity in affiliates	(19)	(12)
Net Loss	(21,278)	(13,553)
Less: net loss attributable to non-controlling interests	(416)	(62)
Loss attributable to Leju Holdings Limited shareholders	(20,862)	(13,491)

Loss per share:
Basic/Diluted	(0.15)	(0.10)
Shares used in computation of loss per share:
Basic/Diluted	135,763,962	135,763,962

The conversion of Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.7335 on March 31, 2019 and USD1 = RMB6.7977 for the three months ended March 31, 2019

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2018	2019

Net loss	(21,278)	(13,553)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	2,209	3,334

Comprehensive loss	(19,069)	(10,219)

Less: Comprehensive loss attributable to non-controlling interest	(518)	(95)

Comprehensive loss attributable to Leju Holdings Limited shareholders	(18,551)	(10,124)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2018	2019

GAAP loss from operations	(31,500)	(19,060)
Share-based compensation expense	979	575
Amortization of intangible assets resulting from business acquisitions	3,450	3,153
Non-GAAP loss from operations	(27,071)	(15,332)

GAAP net loss	(21,278)	(13,553)
Share-based compensation expense	979	575
Amortization of intangible assets resulting from business acquisitions	3,450	3,153
Income tax benefit:
Current	—	—
Deferred[3]	(817)	(788)
Non-GAAP net loss	(17,666)	(10,613)

Net loss attributable to Leju Holdings Limited shareholders	(20,862)	(13,491)
Share-based compensation expense (net of non-controlling interests)	971	575
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,450	3,153
Income tax benefit:
Current	—	—
Deferred	(817)	(788)
Non-GAAP net loss attributable to Leju Holdings Limited shareholders	(17,258)	(10,551)

GAAP net loss per ADS — basic/diluted	(0.15)	(0.10)

Non-GAAP net loss per ADS — basic/diluted	(0.13)	(0.08)

Shares used in calculating basic/diluted GAAP/non-GAAP net loss attributable to Leju Holdings Limited shareholders per ADS	135,763,962	135,763,962

3  Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2018	2019
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	19,678	29,549
Number of discount coupons redeemed (number of transactions)	13,799	19,559